INVEST IN **CENTERS FOR AGE CONTROL INC.**

AgeMeter.com cloud testing app is central for worldwide aging-reversal industry.

PITCH VIDEO | INVESTOR PANEL



agemeter.com Las Vegas NV

Technology | Infrastructure | Software | App | Bio Tech

LEAD INVESTOR



Kevin Brown

I have a body fat smart scale at home. I use it almost every day. Practically every day, I step on the scale, and it tells me my "metabolic age" is one year older than my actual age. It never tells me much more than that. The smart scale never tells me ways to improve my "metabolic age" or anything. Now let's talk about the AgeMeter test by the Center for Age Control. The AgeMeter gives a person a battery of tests that provides a person with a "Functional Age" score with details regarding a person's "Functional Age." With this information, a person can attempt to improve their "Functional Age" over time. This is potentially a big deal for medical professionals and individuals alike. The team at the Center for Age Control is working hard to make their "Functional Age" score commonplace and I have belief in the teams ability to do so.

Invested $10,000 this round

Highlights

Highlights

1. Only reputable, noninvasive device that calculates the age at which a person's body actually functions.
2. AgeMeter® already in North America, Central America, South America, Europe, Asia, Africa, & Oceania
3. AgeMeter® is used by doctors, researchers & individuals who can measure & monitor their aging-reversal health programs.
4. Endorsed by the world's top scientists, including Harvard geneticists Dr. George Church & Dr. David Sinclair.
5. Industry leader Neurohacker® used the AgeMeter® to validate its aging reversal nutraceutical in a March 2021 study.
6. Revenue from professional kit to medical practices & researchers app to individuals.
7. 2021: Launch mobile app functional age test for individuals.
8. Your investment helps us spread the word about AgeMeter® among doctors & others, improving the quality of life for all.

7. 2021: Launch mobile app functional age test for individuals.

8. Your investment helps us spread the word about AgeMeter® among doctors & others, improving the quality of life for all.

Our Team



Elliott Small Founder and CEO

Harvard BA Biochemistry. 4 patents: 3 issued: Rapid Battery Charging, 1 pending: Aging Reversal Methods & Compositions. Chemist: Kraft Foods. Computer Programmer. A passion for a youthful life through aging reversal.

> Since the start of civilization thousands of years ago, people have sought to avoid aging and the poor health endured during the last decades of life. Our mission is to improve the quality life for those experiencing aging.



Dr. Edward Layne Medical Director, MD, SCM

A graduate of Harvard College, Tulane Medical School, Harvard Medical School Post-grad, Dr. Layne currently serves as Medical Director at AgeMeter, and is the founder of 3 gastro and nutritional clinics, in the Atlanta, GA region.



Taylor Speegle Chief Technology Officer

Owns a software company partnered in development of the AgeMeter and others with over 20 Million users worldwide, ranked in Apple App Store Top #100 in 85 Countries and Exclusive software launch partner for TCL's global NEXTWEAR G Smart Glasses



Nicole Layne Business Advisor

Currently strategic advisor to AgeMeter, Layne is also the director of Enterprise Product & Experience Strategy at Home Depot. She has a B.A. from Yale and an MBA from Wharton.



E. J. Layne COO and Information Technology Partner

Chief Operating Officer and technical advisor to AgeMeter, E.J. is currently a Senior Program Manager at Microsoft. (He holds 4 patents.) He has a BS/MS in computer science from the, Georgia Institute of Technology.



Joe Strickland Information Technology Partner

BS Computer Science, Morehouse College. Cox Communications: Director, Delivery Management, Business Support Systems. Joe is a seasoned leader in delivering large and medium scale strategic projects and programs.

Pitch



AgeMeter®
Centers for Age Control Inc.
Positioned to be a Microsoft for the Emerging Aging Reversal Industry as First Expanding Global Database & Software Platform to provide and track Functional Age results for consumers, healthcare providers, fitness centers, and research (already at Harvard), with continual diversification opportunities as the industry evolves.



Comments From The World's Most Prominent Aging Reversal Scientists
For PGP, supercentenarian, aging reversal studies, and everyday wellness, we need cost-effective, standardized, quantitative insight into a diverse set of physiological measures. The AgeMeter can help us get there.
~Dr. George Church, Harvard University
"A device that can accurately and quickly estimate biological age is badly needed in the field and would be a huge benefit to consumers interested in changing their life's trajectory."
~Dr. David Sinclair, Harvard Medical



AgeMeter Press
iHeart RADIO
yahoo!news
"March 16, 2021: Pilot Study with AgeMeter® [By Neurohacker Collective] "results of a small pilot study using AgeMeter® on supplement for healthy aging, Qualia Life"
LongevityTechnology
February 11, 2020: Functional age biomarker tracking goes digital. "To understand if your interventions are working you need a baseline to work from, and to measure progressive stages with the same test."
WIRED: Quantified Anti-Aging
iHeartRadio: Frontiers of Anti-Aging Research podcast w/ Dr. Oliver Medvedik
Neurohacker Collective is a Leading Aging Reversal Supplement Researcher and Manufacturer
"AgeMeter brings physical age measurement into the 21st century."
3



Market
4
Harvard research shows aging reversal science is real, but most people and even most doctors are still unaware. We can be first to educate and sell to that market majority.
3
Millions of Apple watches, Fitbits, smart scales, and other connected devices were purchased by consumers in 2019 – If only someone could correlate all that data with aging.
2
Microsoft, Apple, Google, and tech giants investing big in health technologies – Google acquired Fitbit for $2.1B, newest Apple Watch 6 has Blood Oxygen sensor and ECG.
1
Longevity economy is $17 trillion growing to $27 trillion by 2026 (Forbes).
4



AgeMeter Market Traction
7 Geographic Regions: North, South, and Central America, Europe, Asia, Africa, Oceania
Countries/Regions
16/7
75
Total AgeMeters Worldwide



Marketing Year Ending 9/2021
$6K
$108K
Revenue Year Ending 9/2021

Strong Desirabilty has given us Wide Penetration
Need Full Awareness Marketing and Product Diversity for both Wide and Deep Penetration

AgeMeter Business Model – Initial Revenue Targets

Initial Focus on Medical Practices has built worldwide credibility,
Enabling us to sell direct to consumer and also earn revenue from portion of consumers test payments at Medical and Fitness Centers, and monetize our data.
Faciltated by Larger Marketing and Continual Product Enhancement Budgets

Consumer Premium App

1. Drive viral growth of free app, convert free users to Premium via subscription offerings
   - 200,000 Premium Subscribers
   - $5/month
   - **$12M/year** revenue

Consumer Revenue from portion of Payments at Medical & Fitness Centers

2. Help Doctors and Fitness Centers to successfully integrate AgeMeter
   - 1000 Doctors & HCPs
   - 20 tests/month
   - $15/test
   - **$3.6M/year** revenue

Research

Perpetually expanding worldwide global study, data model, and updating algorithm
- Monetize anonymized data model for commercial and academic use
- Continually add new functional age biomarkers to AgeMeter

Forward-looking projections cannot be guaranteed.

The AgeMeter Competitive Difference



01
02
03
04
05

01 Easy use by consumers, healthcare, fitness centers and researchers with audio and video guidance so that no supervision is required

02 Biological age tests measure aging factors in blood and genetics, whereas AgeMeter noninvasively measures functional age by testing physiological biomoarkers of aging.

03 AgeMeter Cloud Database is updated by every test worldwide as an ever expanding Global Aging Study providing continually improving precision of Functional Age Algorithm

04 AgeMeter validates biochemical and genetic aging tests by determining whether a person can actually function at the indicated age. **AgeMeter actually has synergy with these seemingly competing tests.**

05 In 2021, along with the world's top scientist, the AgeMeter was selected as a presenting technology for the annual Platinum Longevity Tours conducted by the founder of the Xprize, and is also being considered as a measure to determine winners of the $100 million aging reversal competition.

Marketing Strategy

- Digital Advertising
  - Targeting ad campaigns, highly iterative adjustments to demographic profiles of targeted users
  - Estimated $1.25-1.50 CPI for Consumer
- ASO and SEO
  - Leverage free and alternate channels including media outreach, blog posts, and influencer outreach
- Referral and Sharing Mechanics
  - Consumer app sharing mechanics to incentivize users to share app and results on social networks and personal network
- Primarily in-house marketing team, leveraging 3rd party firms and services strategically to minimize cost and maximize user growth

AgeMeter



AgeMeter Test Results
55 AGEMETER FUNCTIONAL AGE
SCORE
PERCENTILE
Client's Functional Age
Client's Chronological Age
Test scores on this side are worse than other clients in your age range
Test scores on this side are better than other clients in your age range

Raise



01
02
03

01 Seeking 12 months of funding to hit 1,000 Doctors/HCPs and 200,000 Premium Consumers in CY2022.

02 Seeking $500K raise for 5% stake, up to $1M for 10% stake, targeting iPhone & Android Consumer App release Winter CY2021.

03 Target revenue annual projections: $16M by CY2022

Forward-looking projections cannot be guaranteed.